02035079

P.E 5.9.02 0-29560 1 8 11

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

ORIGINAL

May 9, 2002

ORCHESTREAM HOLDINGS PLC

(*Registrant's name*)

RECD S.E.C. MAY 9 2002 070

PROCESSED MAY 15 2002 THOMSON FINANCIAL

Avon House
Kensington Village, Avonmore Road
London W14 8TS
England
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by Orchestream Holdings plc ("Orchestream") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, Orchestream is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2002

ORCHESTREAM HOLDINGS PLC

By: ______________________
Anthony Finbow
Chief Financial Officer

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Orchestream®

8 May 2002

Orchestream Holdings plc

Q1 2002 Results and Executive Changes

Orchestream Holdings plc (LSE: OCH, NASDAQ: OCHS), a leading provider of software platforms for automating the configuration, activation and assurance of next-generation services on broadband networks, today announces its first quarter results for the period ended 31 March 2002.

Key Highlights

- As previously announced, revenues of £3.4 million were 55% ahead of Q1 2001, but were £1.3 million below those recorded in Q4 2001;
- Major strategic Tier 1 customer wins for Service Activator in the quarter and repeat revenues from customers including Telewest Broadband and COLT;
- Further restructuring measures announced in April will reduce ongoing operating costs to £4.25 million per quarter by the end of Q2 2002;
- Cash balance at the end of Q1 2002 stands at £14.7 million, and
- Ashley Ward resigns as Chief Executive Officer with immediate effect. Chief executive responsibilities to be assumed by Anthony Finbow.

Alan Bates, Chairman of Orchestream commented on the Board changes:

"Whilst management changes of this nature are never straightforward, the Board has concluded that it is in the Company's best long-term interest to accept Ashley Ward's resignation. His executive responsibilities will be assumed by Anthony Finbow, pending a review of the Board structure which will be announced in the coming weeks. I am confident that, with the executive team of Anthony Finbow and Richard Moore, the Company is in very capable hands in this interim period."

Anthony Finbow, Chief Financial Officer commented on the Q1 2002 results:

"As announced in our 16 April trading update, revenues for the first quarter of 2002 were £3.4 million, an increase of 55% over the same period in 2001 but £1.3 million below those recorded in Q4 2001.

"We responded to these challenging market conditions by further reducing our cost base to ensure that we can continue to operate within our own resources and are able to capitalise on the opportunities for our product when the market recovers.

"We continue to believe that the long term prospects for the business are encouraging."

For Further Information:

Orchestream Holdings plc
Anthony Finbow, Chief Financial Offier 020 7348 1500
Richard Moore, Executive Vice President

Hogarth Partnership
James Longfield/Georgina Briscoe 020 7357 9477

For more information about Orchestream see www.orchestream.com

####

This news release may contain statements of a forward-looking nature relating to probable financial performance of Orchestream Holdings plc. Such statements are based upon the information currently available to management, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

6

Orchestream Holdings plc

First quarter results for the period ended 31 March 2002

As announced in our 16 April trading update, revenues for the first quarter of 2002 were £3.4 million, an increase of 55% over the same period in 2001 but £1.3 million below those recorded in Q4 2001.

Service Activator accounted for 60% of these revenues with the remainder coming from Resolve. The geographic split was 79% Europe Middle East and Africa, 13% North and South America and 7% Asia Pacific Region. Analysed by category, 62% of revenues came from license sales with the remainder coming from support, maintenance and consulting.

Administrative expenses (which include depreciation) for the first quarter were £7.7 million, before provisions, the cost of share options, amortistion of goodwill and exceptional items, a decrease of £2.1 million from the level reported in Q4 2001. This reduction reflects the full effect of the cost reduction measures implemented in October 2001.

As announced on 16 April 2002, additional cost reduction measures were implemented in April, which will further reduce ongoing cash operating costs to approximately £4.25 million per quarter by the end of Q2. This is £3 million below the level reported in Q4 2001 and a 61% reduction from the £10.8 million peak level reported in Q2 2001. These latest cost reduction measures have been achieved principally by reducing headcount from 234 to a current level of approximately 150.

The cash costs associated with these actions are £1.2 million in Q2 2002. These headcount reductions have been made across the organisation, reflecting our determination to drive the business to profitability within our own resources. We have been mindful to ensure that they do not affect our commitment to maintaining our technological leadership.

After amortisation of goodwill of £880,000, a bad debt provision of £350,000, a loss on the sale of the Dyband assets of £39,000 and net interest receivable of £482,000, the company recorded a net loss of £4.8 million for the period. This compares to a net loss of £12.6 million in Q4 2001 which included a £6.5 million goodwill impairment charge.

Cash collections during the quarter were £1.4 million, leaving a net cash balance at the end of Q1 of £14.7 million. Trade debtors, net of provisions, at the period end were £10.9 million. Improving cash collection remains a key objective of the Group going forward.

The Board announces that it has accepted Ashley Ward's resignation with immediate effect. His executive responsibilities will be assumed by Anthony Finbow, pending a review of the Board structure which will be announced in the coming weeks.

Despite the difficulties of the first quarter of 2002 and the more general financial pressures on the global telecoms sector, the market for new telecoms services continues to develop.

We responded to these challenging market conditions by further reducing our cost base to ensure that we can continue to operate within our own resources and are able to capitalise on the opportunities for our product when the market recovers.

We were extremely pleased to have been able to announce further progress with major Tier 1 service providers, including AT&T. Whilst these Tier 1 wins are not of major financial significance in the immediate term, they are clearly of major strategic importance to Orchestream and represent key milestones for our Service Activator product.

We continue to believe that the long term prospects for the business are encouraging.

Orchestream Holdings plc

Consolidated unaudited profit and loss account
For the three months ended 31 March 2002

	3 months ended 31 March 2002 Unaudited £'000	3 months ended 31 March 2001 Unaudited £'000	Year ended 31 December 2001 Audited £'000
Turnover	**3,355**	2,206	14,784
Cost of sales	**(22)**	-	(416)
Gross profit	**3,333**	2,206	14,368
Administration expenses			
Before cost of share options, amortisation of goodwill and exceptional items	**(7,657)**	(5,074)	(37,846)
Cost of share options	**-**	362	1,123
Amortisation of goodwill	**(881)**	-	(4,274)
Exceptional Items			
- Cost of NASDAQ Listing	**-**	(500)	(567)
- Goodwill Impairment Charge	**-**	-	(6,515)
- Restructuring Charges	**-**	-	(1,554)
	(8,538)	(5,212)	(49,633)
Operating loss	**(5,205)**	(3,006)	(35,265)
Net loss on termination of operations	**(39)**	-	(1,247)
Loss on ordinary activities before Interest	**(5,244)**	(3,006)	(36,512)
Interest receivable and similar income	**491**	818	2,035
Interest payable and similar charges	**(9)**	(2)	(540)
Loss on ordinary activities before taxation	**(4,762)**	(2,190)	(35,017)
Tax on loss on ordinary activities	-	-	-
Loss for the financial period	**(4,762)**	(2,190)	(35,017)
Loss per share			
Basic	**3.6p**	2.0p	30.7p
Due to losses, there is no dilutive effect from employee share options			

The consolidated results for each of the periods shown above are derived from continuing operations

Consolidated statement of total recognised gains and losses

	3 months ended 31 March 2002 Unaudited £'000	3 months ended 31 March 2001 Unaudited £'000	Year ended 31 December 2001 Audited £'000
Loss for the financial period	**(4,762)**	(2,190)	(35,017)
Exchange gain/(loss) on retranslation of foreign net assets	(381)	32	503
Total recognised gains and losses relating to the financial period	**(5,143)**	(2,158)	(34,514)
Prior year adjustment			(4,781)
Total gains and losses recognised since 2000 annual report			(39,295)

Orchestream Holdings plc

Consolidated unaudited balance sheet
31 March 2002

	31 March 2002 Unaudited £'000	31 March 2001 Unaudited £'000	Year ended 2001 Audited £'000
Fixed assets			
Tangible assets	**2,969**	2,433	3,583
Intangible assets	**5,426**	-	6,307
	8,395	2,433	9,890
Current assets			
Debtors	**12,676**	6.979	10,245
Cash at bank and in hand	**14,659**	53,140	20,995
	27,335	60,119	31,240
Creditors: amounts falling due within one year	**(6,782)**	(4,261)	(6,943)
Net current assets	**20,553**	55,858	24,297
Total assets less current liabilities	**28,948**	58,291	34,187
Creditors: amounts falling due after more than one year	**(7)**	(30)	(7)
Provisions for liabilities and charges	**(1,439)**	(437)	(1,535)
Net assets	**27,502**	57,824	32,645
Share capital and reserves			
Called up share capital	**13,168**	12,234	13,168
Share premium account	**59,406**	59,381	59,406
Merger reserve	**12,909**	12,909	12,909
Shares to be issued	**48**	-	48
Profit and loss account	**(58,029)**	(26,700)	(52,886)
Equity shareholders' funds	**27,502**	57,824	32,645

Orchestream Holdings plc

Consolidated unaudited cash flow statement
For the three months ended 31 March 2002

	3 months ended 31 March 2002 Unaudited £'000	3 months ended 31 March 2001 Unaudited £'000	Year ended 31 December 2001 Audited £'000
Cash flow from operating activities	**(6,348)**	(5,202)	(31,304)
Returns on investments and servicing of finance	**133**	805	2,005
Capital expenditure	**11**	(799)	(1,130)
Acquisition	**-**	-	(5,135)
Cash outflow before management of liquid resources and financing	**(6,204)**	(5,196)	(35,564)
Management of liquid resources	**5,586**	5,161	38,421
Financing	**(132)**	41	(1,737)
(Decrease) / Increase in cash in the period	**(750)**	6	1,120

Reconciliation of operating loss to operating cash flows	3 months ended 31 March 2002 Unaudited £'000	3 months ended 31 March 2001 Unaudited £'000	Year ended 31 December 2001 Audited £'000
Operating loss	**(5,244)**	(3,006)	(35,265)
Depreciation charges	**563**	246	1,845
Amortisation of goodwill	**881**	-	4,274
Impairment charge on goodwill	**-**	-	6,515
Loss on sale of fixed assets	**39**	-	-
Discount on options issued	**-**	80	(243)
Increase in debtors	**(2,490)**	(3,519)	(4,947)
(Decrease) / increase in creditors	**(2)**	1,439	(3,249)
(Decrease) / increase in provisions	**(95)**	(442)	222
Net cash outflow from operating activities	**(6,348)**	(5,202)	(30,848)
Cash outflow on termination of operations	**-**	-	(456)
Net cash outflows from operating activities and termination of operations	**(6,348)**	(5,202)	(31,304)

Reconciliation of net cash flow to movement in net funds	3 months ended 31 March 2002 Unaudited £'000	3 months ended 31 March 2001 Unaudited £'000	Year ended 31 December 2001 Audited £'000
Increase in cash in the year	**(750)**	6	1,120
Net movement in liquid resources	**(5,586)**	(5,161)	(38,421)
Capital element of finance leases	**133**	10	(365)
Movement in net funds in the period	**(6,203)**	(5,145)	(37,666)
Net funds at the start of the period	**20,548**	58,214	58,214
Net funds at the end of the period	**14,345**	53,069	20,548

Orchestream Holdings plc

Notes to the quarterly statements

1. **Basis of preparation.** The quarterly statements have been prepared under the historical cost convention, and in accordance with the Group's accounting policies as set out in the Annual Report and Accounts for the year ended 31 December 2001.

   The financial information set out above for the three month periods ended 31 March 2002 and 31 March 2001 is unaudited. The financial information set out for the year ended 31 December 2001 does not constitute, but has been derived from, the statutory accounts for that period, on which the Company's auditor gave a report which was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. These statutory accounts have been filed with the Registrar of Companies.

2. **Earnings per share.** Earnings per ordinary share is based on the Group's loss for the financial period of £4,761,583 (3 months ended 31 March 2001 : £2,190,100; year ended 31 December 2001 : £35,017,000). The weighted average number of shares used in the calculation is 131,681,357.